FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 27 ,2019

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 4250708

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

Index

1. Cellcom Israel Announces Third Quarter 2019 Results

2. Cellcom Israel Ltd. and Subsidiaries - Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

CELLCOM ISRAEL ANNOUNCES
THIRD QUARTER 2019 RESULTS
------------------------

Cellcom Israel concludes the third quarter of 2019 with a
loss of NIS 22 million and  total revenues of NIS 938 million and Adjusted EBITDA1 of NIS 2712 million

As of today, over 300,000 households are connected to
IBC's fiber infrastructure

 Nir Sztern, Cellcom CEO said: "We are currently in the
midst of comprehensive steps to implement the
restructuring plan which we announced this quarter.
 The aim of the steps: strengthening the Company's balance
sheet and return to profitability in light of the continued
fierce competition in the Israeli communication market and
the future investments which the Company requires

 ----

1 Please see "Use of Non-IFRS financial measures" section in this press release.
2 As of January 1, 2019, the Company is applying International Financial Reporting Standard, IFRS 16, Leases. The effects of applying the standard in the third quarter of 2019 amounted to an increase of NIS 72 million in Adjusted EBITDA, an increase of NIS 71 million in Cash flows from operating activities and an increase of NIS 1 million in the loss.

Third Quarter 2019 Highlights (compared to third quarter of 2018):

◾	Total Revenues totaled NIS 938 million ($269 million) compared to NIS 910 million ($261 million) in the third quarter last year, an increase of 3.1%

◾	Service revenues totaled NIS 719 million ($206 million) compared to NIS 712 million ($204 million) in the third quarter last year, an increase of 1.0%

◾	Operating income totaled NIS 32 million ($9 million) compared to NIS 40 million ($11 million) in the third quarter last year, a decrease of 20.0%

◾	Loss totaled NIS 2[2] million ($1 million) compared to net income of NIS 1 million ($0.3 million) in the third quarter last year.

◾	Adjusted EBITDA[1] totaled NIS 271[2] million ($78 million) compared to NIS 191 million ($55 million) in the third quarter last year, an increase of 41.9%

◾	Net cash from operating activities totaled NIS 273[2] million ($78 million) compared to NIS 194 million ($56 million) in the third quarter last year, an increase of 40.7%

◾	Free cash flow[1] totaled NIS 234 million ($67 million) compared to NIS 34 million ($10 million) in the third quarter last year.

Nir Sztern, the Company's Chief Executive Officer, referred to the results of the third quarter of 2019: "In light of the continued fierce competition and low price levels in the Israeli telecommunications market, this quarter we announced the adoption of a restructuring plan in order to strengthen the Company and better address the market conditions.

We are currently in the midst of comprehensive steps to implement the plan and to improve the Company's financial and operational metrics.

Amongst the steps we have taken, we have called on the Company’s suppliers to reduce their cost of services, we have made changes to the Company's investment plan, we have cut expenses and we are negotiating with the employee representatives.

The effect of the reduction in some expenses has already had a clear positive impact by the end of this quarter, and is expected to increase in the coming quarters.

While market conditions remain challenging, we are determined to implement the restructuring plan.

In this quarter we recorded an increase in revenues and Adjusted EBITDA compared to the corresponding quarter last year, the Adjusted EBITDA in this quarter includes a positive effect of NIS 72 million as a result of initial implementation of IFRS 16 and a NIS 8 million gain from the sale of fiber optic infrastructure in residential areas to IBC. Excluding this positive effects, the Adjusted EBITDA in this quarter amounted NIS 191 million, similar to the corresponding quarter last year.

Currently, over 300,000 households are connected to IBC's fiber infrastructure. IBC is continuing to deploy fiber optics and is preparing to significantly accelerate its deployment rate in 2020, incorporating IEC's rapid deployment capabilities.

We continue to focus on moving our Internet and TV customers onto the fiber infrastructure, while improving the segment's profitability and reducing the payments to Bezeq."

Shlomi Fruhling, Chief Financial Officer, said:

"The Company's service revenues in the third quarter of 2019 totaled NIS 719 million. This revenue level reflects a 3.5% increase over that of the previous quarter and 1.1% over the same quarter last year.

Service revenues from the cellular segment in the third quarter of 2019 totaled NIS 439 million, an increase of 4.5% from the previous quarter. The increase is due to a positive seasonality in international roaming income and increased activities to enhance revenue.

Service revenues from the fixed line segment in the third quarter of 2019 totaled NIS 321 million, an increase of 2.8% compared to the previous quarter. The increase was due to Cellcom's revenues for fiber-optic deployment to IBC, and an increase in Internet revenues that compensated for the decline in minute sales among international operators. The Company continues to transfer Internet customers to the fiber-optic infrastructure while improving the profitability of the segment and increasing its penetration in connected buildings.

Adjusted EBITDA in the third quarter amounted to NIS 271 million, compared with NIS 233 million in the previous quarter, a 16% improvement. This is due to an increase in service revenues and a profit of NIS 8 million for the sale of the Company's fiber-optic infrastructure in residential areas to IBC.

During the quarter, the Company completed the investment in IBC and the sale of the Company's fiber-optic infrastructure in residential areas to IBC. As part of the two transactions, the Company invested in the equity of IBC and gave shareholder loans to IBC at a total cumulative sum of 154 million, and received from IBC NIS 181 million for the fiber-optic sale. The net cash effect of the two transactions was a positive cash flow of NIS 27 million. Free cash flow for the third quarter of 2019 totaled NIS 234 million and included the sale of the fiber infrastructure for NIS 181 million.

The Company is working to implement the recovery plan it recently announced. As part of the expense reduction plan, the Company contacted its suppliers to lower service costs, and began negotiations with employee representatives for the implementation of a manpower efficiency plan. At the same time, the Company is preparing to raise equity as soon as possible."

Netanya, Israel – November 27, 2019 – Cellcom Israel Ltd. (NYSE: CEL; TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group") announced today its financial results for the third quarter of 2019.

The Company reported that revenues for the third quarter of 2019 totaled NIS 938 million ($269 million); Adjusted EBITDA for the third quarter of 2019 totaled NIS 271 million ($78 million), or 28.9% of total revenues; loss for the third quarter of 2019 totaled NIS 2 million ($1 million). Basic loss per share for the third quarter of 2019 totaled NIS 0.01 ($0.003).

Main Consolidated Financial Results:

	Q3/2019	Q3/2018	Change%	Q3/2019	Q3/2018
	NIS million			US$ million (convenience translation)
Total revenues	938	910	3.1%	269	261
Operating Income	32	40	(20.0)%	9	11
Net Income (loss)	(2)	1	N/A	(1)	(0.3)
Free cash flow	234	34	588.2%	67	10
Adjusted EBITDA	271	191	41.9%	78	55
Adjusted EBITDA, as percent of total revenues	28.9%	21.0%	37.6%

Main Financial Data by Operating Segments:
	Cellular (*)			Fixed-line (**)			Inter-segment adjustments (***)		Consolidated results
NIS million	Q3'19	Q3'18	Change %	Q3'19	Q3'18	Change %	Q3'19	Q3'18	Q3'19	Q3'18	Change %
Total revenues	611	589	3.7%	368	362	1.7%	(41)	(41)	938	910	3.1%
Service revenues	439	443	(0.9)%	321	310	3.5%	(41)	(41)	719	712	1.0%
Equipment revenues	172	146	17.8%	47	52	(9.6)%	-	-	219	198	10.6%
Adjusted EBITDA	185	118	56.8%	86	73	17.8%	-	-	271	191	41.9%
Adjusted EBITDA, as percent of total revenues	30.3%	20.0%	51.5%	23.4%	20.2%	15.8%			28.9%	21.0%	37.6%

(*)	The segment includes the cellular communications services, end user cellular equipment and supplemental services.

(**)	The segment includes landline telephony services, internet services, television services, transmission services, end user fixed-line equipment and supplemental services.

(***)	Include cancellation of inter-segment revenues between "Cellular" and "Fixed-line" segments.

Financial Review (third quarter of 2019 compared to third quarter of 2018):

Revenues for the third quarter of 2019 increased 3.1% totaling NIS 938 million ($269 million), compared to NIS 910 million ($261 million) in the third quarter last year. The increase in revenues is attributed to a 10.6% increase in equipment revenues and a 1.0% increase in service revenues.

Service revenues totaled NIS 719 million ($206 million) in the third quarter of 2019, a 1.0% increase from NIS 712 million ($204 million) in the third quarter last year.

Service revenues in the cellular segment totaled NIS 439 million ($126 million) in the third quarter of 2019, a 0.9% decrease from NIS 443 million ($127 million) in the third quarter last year. This decrease resulted mainly from the ongoing erosion in the prices of these services as a result of the competition in the cellular market.

Service revenues in the fixed-line segment totaled NIS 321 million ($92 million) in the third quarter of 2019, a 3.5% increase from NIS 310 million ($89 million) in the third quarter last year. This increase resulted mainly from an increase in revenues from internet and TV services and revenues from fiber optic infrastructure deployment services to IBC. This increase was partially offset by a decrease in minute sales among international operators (hubbing).

Equipment revenues totaled NIS 219 million ($63 million) in the third quarter of 2019, a 10.6% increase compared to NIS 198 million ($57 million) in the third quarter last year. This increase resulted mainly from an increase in the amount of end user equipment sold in the cellular segment, which was partially offset by a decrease in equipment sales in the fixed-line segment.

Cost of revenues for the third quarter of 2019 totaled NIS 667 million ($192 million), compared to NIS 645 million ($185 million) in the third quarter of 2018, a 3.4% increase. This increase resulted mainly from an increase in the amount of end user equipment sold in the cellular segment, an increase in costs of TV services content and costs of fiber optic infrastructure deployment. This increase was partially offset by a decrease in the amount of end user equipment sold in the fixed line segment and decrease from minute sales among international operators (hubbing).

Gross profit for the third quarter of 2019 increased by 2.3% to NIS 271 million ($78 million), compared to NIS 265 million ($76 million) in the third quarter of 2018. Gross profit margin for the third quarter of 2019 amounted to 28.9%, down from 29.1% in the third quarter of 2018.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the third quarter of 2019 increased by 4.7% to NIS 243 million ($70 million), compared to NIS 232 million ($67 million) in the third quarter of 2018. This increase is primarily a result of an increase in amortization expenses of salaries and commissions expenses which were capitalized as part of customer acquisition costs, as a result of early adoption of an International Financial Reporting Standard (IFRS 15) as of the first quarter of 2017 (the "Adoption of IFRS15").

Operating income for the third quarter of 2019 decreased by 20.0% to NIS 32 million ($9 million) from NIS 40 million ($11 million) in the third quarter of 2018.

Adjusted EBITDA for the third quarter of 2019 increased by 41.9% totaling NIS 271 million ($78 million) compared to NIS 191 million ($55 million) in the third quarter of 2018. Adjusted EBITDA as a percent of revenues for the third quarter of 2019 totaled 28.9%, up from 21.0% in the third quarter of 2018.

Cellular segment Adjusted EBITDA for the third quarter of 2019 totaled NIS 185 million ($53 million), compared to NIS 118 million ($34 million) in the third quarter last year, an increase of 56.8%, which resulted mainly from a decrease in rent expenses in a total amount of NIS 65 million which were recognized as a right-of-use asset as a result of the initial implementation of IFRS 16 as of 1 January, 2019.

Fixed-line segment Adjusted EBITDA for the third quarter of 2019 totaled NIS 86 million ($25 million), compared to NIS 73 million ($21 million) in the third quarter last year, an 17.8% increase, which result mainly from capital gain from the sale of fiber optic infrastructure in residential areas of the Company, a decrease in rent expenses in a total amount of NIS 7 million which were recognized as a right-of-use asset as a result of the initial implementation of IFRS 16 as of 1 January, 2019 and an increase in revenues from TV and internet services. This increase was partially offset by a decrease in the amount of end user equipment sold in the fixed line segment.

Financing expenses, net for the third quarter of 2019 decreased by 16.2% and totaled NIS 31 million ($9 million), compared to NIS 37 million ($11 million) in the third quarter of 2018. The decrease resulted mainly from deflation of the Israeli Consumer Price Index in the third quarter of 2019 compared to inflation in the third quarter of 2018. This decrease was partially offset by an increase of financing expenses as a result of the initial implementation of IFRS 16 as of 1 January 2019.

Loss for the third quarter of 2019 totaled NIS 2 million ($1 million), compared to net income of NIS 1 million ($0.3 million) in the third quarter of 2018.

Basic loss per share for the third quarter of 2019 totaled NIS 0.01 ($0.003), compared to basic earnings per share of NIS 0.01 ($0.003) in the third quarter last year.

Operating Review

Main Performance Indicators - Cellular segment:

	Q3/2019	Q3/2018	Change (%)
Cellular subscribers at the end of period (in thousands)	2,767	2,825	(2.1)%
Churn Rate for cellular subscribers (in %)	11.4%	10.0%	14.0%
Monthly cellular ARPU (in NIS)	53.2	52.5	1.3%

Cellular subscriber base - at the end of the third quarter of 2019 the Company had approximately 2.767 million cellular subscribers. During the third quarter of 2019 the Company's cellular subscriber base increased by approximately 22,000 net cellular subscribers.

Cellular Churn Rate for the third quarter of 2019 totaled 11.4%, compared to 10.0% in the third quarter last year.

The monthly cellular Average Revenue per User ("ARPU") for the third quarter of 2019 totaled NIS 53.2 ($15.3), compared to NIS 52.5 ($15.1) in the third quarter last year. The increase in ARPU resulted mainly due to prepaid and M2M subscribers' deletion from the Company's cellular subscriber base in the previous quarter.

Main Performance Indicators - Fixed-line segment:

	Q3/2019	Q3/2018	Change (%)
Internet infrastructure field subscribers - (households) at the end of period (in thousands)	276	259	6.6%
TV field subscribers - (households) at the end of period (in thousands)	247	206	19.9%

In the third quarter of 2019, the Company's subscriber base in the TV field increased by 8,000 net households, and the Company's subscriber base in the internet infrastructure field decreased by approximately 2,000 net households compared to the last quarter. This decrease results from focusing on moving our Internet customers from wholesale market to the fiber infrastructure.

Financing and Investment Review

Cash Flow

Free cash flow for the third quarter of 2019 totaled NIS 234 million ($67 million), compared to NIS 34 million ($10 million) in the third quarter of 2018. The increase in free cash flow resulted mainly from the sale of independent fiber optic infrastructure of the company in residential areas to IBC in the amount of approx. NIS 181 million.

Total Equity

Total Equity as of September 30, 2019 amounted to NIS 1,629 million ($468 million) primarily consisting of undistributed accumulated retained earnings of the Company.

Cash Capital Expenditures in Fixed Assets and Intangible Assets and others

During the third quarter of 2019, the Company invested NIS 149 million ($43 million) in fixed assets and intangible assets and others (including, among others, investments in the Company's communications networks, investments in optic fibers deployment, information systems, software and TV set-top boxes and capitalization of part of the customer acquisition costs as a result of the Adoption of IFRS15), compared to NIS 160 million ($46 million) in the third quarter of 2018.

Dividend

On November 26, 2019, the Company's Board of Directors decided not to declare a cash dividend for the third quarter of 2019. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its continued adverse effect on the Company's results of operations, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's most recent annual report for the year ended December 31, 2018 on Form 20-F dated March 18, 2019, or the 2018 Annual Report, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures, Material Loans and Financial Liabilities

For information regarding the Company's outstanding debentures as of September 30, 2019, see "Disclosure for Debenture Holders" section in this press release.

For information regarding the Company's material loans as of September 30, 2019, see "Aggregation of the Information regarding the Company's Material Loans" section in this press release.

For a summary of the Company's financial liabilities as of September 30, 2019, see "Disclosure for Debenture Holders" section in this press release.

other developments during the third quarter of 2019 and subsequent to the end of the reporting period

Adverse Effects on our Financial Condition, Restructuring Plan, and Labor Dispute

In the third quarter of 2019 the Company’s rating in relation to the Company's debentures traded on the Tel Aviv Stock Exchange was downgraded to ilA and the Company's rating outlook was maintained at “negative”. Our and another cellular operator's controlling shareholder recognized a substantial impairment of goodwill expense associated with the Company and the other cellular operator, in their respective financial reports for the second quarter of 2019 and the already intense competition in the cellular market further heightened with campaigns announcing tariffs as low as US$ 3-4 per month for a cellular package. These developments had an adverse effect on the Company's financial condition and the perception of the Israeli telecommunications market in general and more specifically of the Company – given its substantial debt, resulting in the substantial decrease of the Company's shares, hardening requirements to access additional credit from banks and increase of the Company debentures yield, signifying increased cost of future debt raised from the capital market. Therefore, the Company may be required to raise debt on less favorable and costly terms to the Company than in previous debt raisings. Assuming there will be no adverse effects on the Company's condition, the Company expects to raise additional debt before 2021 year end, or earlier, depending on market conditions.

As previously reported, the Company is taking actions to improve its financial condition and strengthen the Company in light of the intense competition in the market. In September 2019 the Company announced that following extensive work and analysis of various courses of action carried out by the Company in the past several months (certain aspects of it in consultation with Deloitte Israel, a firm in the Deloitte Global Network), the Company's board of directors approved a comprehensive restructuring plan for the Company (the "Plan") and instructed the Company to take immediate action to execute the Plan.

The Plan sets the following goals, with a target to achieve them by the end of 2020:

(1)	return to positive net income (excluding special and unusual items)
(2)	reduce the Company’s net debt to EBITDA (excluding IFRS16 ramifications and special and unusual items) ratio to below 3
(3)	prepare the Company to better cope with market conditions, the intense competition and future investments The Plan includes the following major components and target timetable:

1.
Cutting expenses - annual reduction of appx. NIS 150 million from current OPEX level (to be executed by the end of 2020), including through substantial reduction of expenses and payments to suppliers, substantial reduction in manpower (which at this point will not include sale and service customer facing personnel) and reduction of landline wholesale access fees.

Cost cutting initiatives have begun immediately following the publication of the Plan and includes reduction of consideration to suppliers for a certain period, sale of internet services using IBC Israel Broadband Company (2013) Ltd. ("IBC")'s infrastructure under the previously reported Indefeasible Right of Use Agreement, or IRU instead of the more costly landline wholesale arrangement,  and entering negotiations with the employees' representatives in order to change the current collective employment agreement and reach new agreements. As previously reported, in September 2019, the Histadrut, the union representing the Company's employees sent the Company a labor dispute announcement. Under the announcement, the Company's employees would be entitled to take organizational steps (including a strike), as of October 10, 2019.  Notwithstanding the aforesaid, the employees' representatives commenced a sudden and unlawful strike encompassing the vast majority of the Company's operations which ended the following day following an understanding that negotiations would commence after the Jewish holidays of October, which happened. The negotiations do not annul the labor dispute announcement and do not prevent the employees' representatives from taking additional organizational steps, including a strike.

2.
Cutting investments – reduction of the company CAPEX level to appx. NIS 450 – 500 million per annum, (to be executed by the end of 2020), excluding new frequencies related CAPEX which may require added investments. For additional details regarding such CAPEX see "Frequencies Tender" below.

3.	Capital raising of appx. NIS 400 million.

To be executed prior to 2019 year-end, as part of the Plan. Specific timing and structure to be determined in accordance with the evolvement of the Plan.

The execution, timing, terms and amount of any such contemplated offering have not yet been determined and are subject to further approval of the Company's Board of Directors, publication of a supplemental offering report and the prior approval of the Tel Aviv Stock Exchange of the supplemental offering report. There is no assurance that such offering will be executed, nor as to its timing, terms or amount.

4.	Factoring of customers' end-user equipment of appx. NIS 100 – 150 million.

Presently under negotiations with financial institutions. Subject to reaching agreements and entering a definitive agreement, which cannot be guaranteed.

5.	Debt reduction – Open market repurchases of the Company's debentures up to NIS 150 million.

To be carried out by management, at its discretion, at such timing, amounts and structure, according to market conditions.

Execution of the Plan may entail significant one-time expenses. Those are not included in the Plan components above.

The Company cannot guarantee  execution of the Plan, its timing and results, as they are subject to uncertainties and assumptions about the Company's ability to carry out the Plan, including its ability to reach agreements with the relevant parties and receive required approvals, including the Company's ability to reach agreement with the employees' representatives on changes to current collective employment agreement, the terms under which such agreements will be reached and their timing, Israeli capital market conditions and Israeli telecommunications market conditions. The final agreements and conditions could lead to materially different outcome than that set forth above.

Furthermore, whereas successful outcome of the Plan is expected to strengthen the Company and enable the Company to participate in mergers, acquisitions and other opportunities that may present themselves / arise  in the telecommunications arena in the next few years, a less successful outcome or other adverse effects on the Company's results of operations may result in the strengthening of other competitors through mergers, acquisitions and the likes to which the Company is not a party, which may result in further weakening of the Company's competitive standing, including loss of its leading position in the cellular market and related benefits to size.

The Company actively pursues mergers, acquisitions and the like opportunities but cannot guarantee any such opportunities may arise or reach fruition.

For additional details, see the Company's annual report on Form 20-F for the year ended December 31, 2018 filed on March 18, 2019, or 2018 20-F, under ITEM 3. Key Information.  - D. Risk Factors - "We operate in a heavily regulated industry, which can harm our results of operations. Regulation in Israel has materially adversely affected our results", "We face intense competition in all aspects of our business", "As a result of substantial and continuing changes in our regulatory and business environment, our operating results, profitability and cash flow have decreased significantly in the past several years, with a loss for 2018. Further decline may adversely affect our financial condition", "The unionizing of our employees may impede necessary organizational and personnel changes, result in increased costs or disruption to our operation", "We may be adversely affected by the significant technological and other changes in the telecommunications industry" and "Our substantial debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability", ITEM 4. Information on the Company – B. Business Overview – Competition" and the Company's current reports on Form 6-K dated August 15, 2019 under "Other developments during the second quarter of 2019 and subsequent to the end of the reporting period - Rating downgrade in relation to debentures traded in Israel", September 23, 2019 and September 24, 2019".

For additional details regarding the holdings in the Company's outstanding share capital, see 2018 20-F under "Item 7. Major Shareholders and related party transactions – A. Major Shareholders".

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities. Any securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold within the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.  There is no intention to register any securities referred to herein in the United States or to make a public offering of the securities in the United States.

IBC

In July 2019, the Company reported the completion of an investment transaction in IBC and the sale of the Company's independent fiber-optic infrastructure in residential areas to IBC, which joins IBC's existing and future deployed fiber-optic infrastructure. As previously reported, the Company undertook to purchase IRU (as long as the network is active) to 10-15% of IBC's fiber-optic 'home pass' (i.e. fiber-optic actually reaching / connected to the building) as shall be deployed by IBC in the next 15 years (current undertaking of 15% and may decrease to 10% under certain conditions). The IRU consideration is subject to actual IBC's 'home pass' deployment. Currently the annual consideration the Company pays IBC for the IRU amounts to approximately NIS 18 million (substantially lower than the alternative payment to Bezeq) and is expected to increase in accordance with the actual addition of 'home passes' deployed in the future. The IRU consideration is paid to IBC in installments over a period of 9 years.

As the Company is presently IBC's sole IRU customer, IBC's revenues and financial position depend largely on the Company and therefore adverse effects to the Company's financial position, as previously discussed, may adversely affect IBC's ability to raise debt to finance its operations. Should IBC require additional investments in order to fund its operations, the Company, as indirect shareholder of IBC, is expected to invest additional funds in IBC for the continued deployment of its network, thereby adding further burden on the Company itself. Further, any adverse changes to IBC's competitive standing and increase of the competition level which IBC faces, such as Bezeq the Israeli Communications Company Ltd., or Bezeq, commencing to operate its fiber-optic network (Bezeq has already executed a substantial part of the investments thereof), may adversely affect the Company as IBC's indirect shareholder, as well as its customer, given the Company's 15 year undertaking to purchase IRU to IBC's network at the agreed price, regardless more favorable proposals should such be available to the Company in the future.

For developments which may influence the competition level in the fiber-optic infrastructure field and IBC's competitive standing, see also "Public hearing regarding fiber-optic deployment policy" below

For additional details see the Company's 2018 20-F under Item 4. "Information on the Company - B. Business Overview – Networks and Infrastructure - Fixed-line Segment - Fixed-line Infrastructure – Investment in IBC", the Company's current report on form 6-K dated August 15, 2019 under "Other developments during the second quarter of 2019 and subsequent to the end of the reporting period  - Company's Investment Transaction in IBC and Company's sale of fiber-optic infrastructure transaction completed" and elsewhere in this report under "Adverse Effects on our Financial Condition and Restructuring Plan; Labor Dispute".

Frequencies Tender

In July 2019, the Company reported that the Israeli Ministry of Communications published a frequencies tender including for 5G services, expected to be conducted in Q4/2019. After carefully reviewing the tender documents, including the tender principles and license requirements, the Company is of the opinion that certain tender principles and license requirements are unreasonable and must be corrected before the tender process proceeds any further. The Company and its network sharing partners' requests to the Ministry of Communications, or MOC, to remedy the material failures noted by the operators and delay the tender process until such corrections are made, were not answered to the point and therefore the Company and its network sharing partners intend to petition the competent court to instruct the MOC to remedy the failures and delay the tender process until such failures were corrected. The Company cannot guarantee a favorable outcome to such petitions. Failure to remedy such shortcomings may result in the Company having to pay sums substantially higher than those paid by other contenders in the tender, not win frequencies or win a smaller quantity of frequencies than the quantity it requires and undertake to make material investments regardless of their economic viability, in order to maintain its competitive standing in the cellular market. Further more, the tender includes additional material economic uncertainties, some of which are relevant to all contenders, such as whether certain frequencies fees discounts proposed by the tender committee would be approved by the relevant Ministries, and others relevant only to part of the contenders, the Company included, such as in relation to the previously reported frequencies transfer. Failure to resolve such uncertainties before the tender is held, would require the Company to participate in the tender under material uncertain conditions and under unequal burdens. At this time, before the Company and its network sharing partners have submitted a joined proposal agreement for the tender committee's prior approval, as the Company may only participate through a joined proposal with its network sharing partners under the principles of the tender, and as the Company cannot anticipate what would be the minimum bids set by the MOC, nor what would be the final payment the Company would have to pay for the frequencies, the Company cannot evaluate its implications on the Company. Failure to agree on a, joint proposal agreement (or other solution, if possible), may prevent the Company from participating in the frequency tender and thereby materially adversely affect its competitive abilities. Further, winning additional frequencies would require the Company to make substantial investments in its cellular network, thereby imposing additional financial burden on the Company which may have adverse effects on the Company's financial condition and may lead to additional downgrade of its debentures' related rating. In addition, the additional frequencies require the construction or change of hundreds of cell sites. The difficulties in obtaining the required consents and permits, particularly building permits for cell sites from local planning and building authorities (none of the frequencies proposed in the tender are specifically detailed in the charts attached to the Israeli National Zoning Plan 36, to which several local planning and building authorities  refuse to provide building permits in reliance on such plan) and the substantial limitations on the Company's ability to construct new cell sites or change existing cell sites based on an exemption from the requirement to obtain a building permits, may prevent the Company from meeting the deployment requirements which will be set in its license with relation to the frequencies proposed in the tender (should the Company win them) and from meeting the deployment requirements which may entitle the Company to performance based incentives, as well as expose the Company to additional litigation and such litigation's consequences.

For additional details see the Company's 2018 20-F under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We operate in a heavily regulated industry, which can harm our results of operations. Regulation in Israel has materially adversely affected our results" "We face intense competition in all aspects of our business", "We may not be able to obtain permits to construct and operate cell sites", "We may be required to indemnify certain local planning and building committees in respect of claims against them", "We may be adversely affected by significant technological and other changes in the cellular communications industry" and "Item 4. Information on The Company – B. Business Overview – Network and Infrastructure- Spectrum allocation", " – Government Regulations – Permits for cell site construction", the Company's current report on form 6-K dated August 15, 2019 under "Other developments during the second quarter of 2019 and subsequent to the end of the reporting period- Frequencies Tender Published" and elsewhere in this report under "Adverse Effects on our Financial Condition and Restructuring Plan; Labor Dispute".

Public hearing regarding fiber-optic deployment policy

In November 2019, a joined team for the Israeli Communications and Treasury Offices and the Competition Authority, tasked with examining the need for updating  fiber-optic deployment and service obligations of landline operators who own their own infrastructure (and under current regulation are required to universally deploy each network they deploy) and the need for deployment incentives in areas where no deployment obligations be determined, after economic viability tests, published its recommendations for public hearing. The recommendations include:

•	Under reasonable scenarios, no economic viability exists for one company's universal deployment.

•
Bezeq will not be subject to universal deployment requirement in regards to deploying fiber-optics but would rather select the areas in which to deploy its fiber-optics and in those areas Bezeq will be obligated to provide service to all homes within 5 years.

•
A trust established by the State of Israel for that purpose (the "Trust") will conduct tenders to subsidize deployment of fiber-optic by Bezeq's competitors in areas where Bezeq chooses not to deploy fiber-optic ("Non-Bezeq Areas"), based on economic viability and efficiency. The winner would be obligated to provide wholesale services to other competitors at wholesale rates. Bezeq may not participate in the tenders nor acquire wholesale service in those areas (though its subsidiaries may do so). The winner of the subsidy tender may use Bezeq's infrastructure in the Non-Bezeq Areas for rates significantly lower than the current wholesale rates. Only the winner will be entitled to the subsidy as well.

•
Subsidy will be funded through additional 0.5% tax levied on all Israeli communications license holders revenues for the previous year (including Bezeq), whose annual revenues exceed NIS 10 million, as of 2022 and until all household in Israel are connected to fiber-optic. The funds will be managed by the Trust.

•
Bezeq may not deploy fiber-optic in Non-Bezeq Areas for 3 years from the date of each respective subsidy tender for that area. Non the less, Bezeq may update its original deployment obligation by up to 10% and so long as such Non-Bezeq Area was not being chosen as an area to receive subsidy by the Fund.

Bezeq's obligations regarding its already existing infrastructure shall remain unchanged.

Adoption of the recommendations requires, among others, changes to applicable legislation and licenses.

Hot Telecom L.P.'s universal deployment obligations are still under examination of the joined team.

For additional details see "IBC" above, the Company's 2018 20-F under "Item 3. Key Information – D. Risk Factors – We operate in a heavily regulated industry, which can harm our results of operations. Regulation in Israel has materially adversely affected our results","-We face intense competition in all aspects of our business", and "Item 4. Information on The Company –B. Business Overview – Competition – Fixed-line Segment" and "- Government Regulations – Fixed-line Segment – Wholesale land-line market".

Changes to the Board of Directors and Management; Financial and accounting expert

In September 2019, following Mr. Sholem Lapidot's resignation from office as a director, the Company's board of directors elected Mr. Eran Saar to serve as a director of the Company, until the Company's next general shareholders meeting. In November 2019, the Board of Directors has determined that Mr. Saar also qualifies as financial and accounting expert as defined in the regulations promulgated under the Israeli Companies Law. Thereafter, the Company's financial and accounting experts are Messrs. Bior, Hauser and Saar. Mr. Hauser also qualifies as "audit committee financial expert" under US law.

Mr. Saar has served as CEO of Equital Group and Isramco Negev 2 from 2012. From 2011 to 2012 Mr. Saar served as CFO of Equital Group, from 2006 to 2010 Mr. Saar served as CEO of Isal Amlat Investments and CFO of Kaman Holding and from 1997 to 2005 Mr. Saar served as Deputy Director Corporations Dept., Israel Securities Authority. In September 2019, Mr. Saar was nominated as CEO of DIC (the Company's indirect controlling shareholder) and IDB Development Corporation Ltd., as of December 2019. Mr. Saar is an attorney and a Certified Public Accountant and holds an M.B.A (finance) in business Management, LL.B and a B.A. in accounting, all from the Hebrew University of Jerusalem.

In September 2019, following Ms. Sharon Amit's resignation form her position as VP of human resources of the Company, the Company's board of directors has nominated Ms. Orly Pascal as the Company's VP of human resources, effective January 1, 2020.

Ms. Orly Pascal has served as SVP, Senior HRBP for International Markets & Global Support Functions at Teva Pharmaceutical Industries Ltd. ("Teva") from 2018 and From 2015 to 2017, she served as SVP, HR Regional Lead for Israel and Sr. HRBP for Global Support Functions, at Teva. From 2013 to 2014, Ms. Pascal has served as VP, HR Strategy & Integration, at Teva, and From 2012 to 2013, she served as Head of Employee Engagement, at Teva. Ms. Pascal holds a B.A. in Political Science from the Hebrew university of Jerusalem and M.B.A. in Business and Organizational Management, from the College of Management ‐ Academic Studies.

In October 2019, following Mr. Yoni Sabag's resignation form his position as VP of Marketing in September 2019, the Company's board of directors has nominated Mr. Rafi Shauli, the Company's VP of television and content, as the Company's vice president of marketing, as well, effective December 1, 2019.

Mr. Shauli has served as the Company's VP of television and content since June 2019. From 2012 to 2019 he served as the Company's head of private customers marketing department. From 2008 to 2011, he served as director of products and business development in the marketing division of Yes and from 2011 to 2012 as director of products and business development in the marketing division of Bezeq. From 2005 to 2008, Mr. Shauli served as director of communications solutions for businesses in the marketing department of 013 Netvision. Mr. Shauli holds a B.A. in economics and statistics from the Hebrew university of Jerusalem.

For additional details, see the Company's annual report on Form 20-F for the year ended December 31, 2018 filed on March 18, 2019, under "Item 6. Directors, Senior Management and Employees – A. Directors and Employees" and the Company's current reports on Form 6-K dated September 24, 2019 and October 30, 2019.

Conference Call Details

The Company will be hosting a conference call regarding its results for the third quarter of 2019 on Thursday, November 27, 2019 at 09:00 am ET, 06:00 am PT, 14:00 UK time, 16:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 281 1167          UK Dial-in Number: 0 800 917 9141

Israel Dial-in Number: 03 918 0685           International Dial-in Number:  +972 3 918 0685

at: 09:00 am Eastern Time; 06:00 am Pacific Time; 14:00 UK Time; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.767 million cellular subscribers (as at September 30, 2019) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2018.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.482 = US$ 1 as published by the Bank of Israel for September 30, 2019.

Use of non-IFRS financial measures

Adjusted EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding expenses related to employee voluntary retirement plans and gain (loss) due to sale of subsidiaries); income tax; depreciation and amortization, profits (losses) of equity account investees and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. Adjusted EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. Adjusted EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, Adjusted EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to Adjusted EBITDA under "Reconciliation of Non-IFRS Measures" in the press release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities (including the effect of exchange rate fluctuations on cash and cash equivalents) excluding a loan to Golan Telecom, minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See "Reconciliation of Non-IFRS Measures" below.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.
 (An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial Position (Unaudited)

			Convenience
			translation
			into US dollar
	September 30,	September 30,	September 30,	December 31,
	2018	2019	2019	2018
	NIS millions		US$ millions	NIS millions

Assets
Cash and cash equivalents	773	698	200	1,202
Current investments, including derivatives	421	430	124	404
Trade receivables	1,172	1,153	331	1,152
Current tax assets	14	3	1	11
Other receivables	81	66	19	84
Inventory	64	67	19	94

Total current assets	2,525	2,417	694	2,947

Trade and other receivables	852	809	232	852
Property, plant and equipment, net	1,604	1,456	418	1,652
Intangible assets and others, net	1,287	1,301	374	1,298
Investments in equity accounted investees	-	150	43	-
Right-of-use assets, net and Investment property	-	735	211	-

Total non- current assets	3,743	4,451	1,278	3,802

Total assets	6,268	6,868	1,972	6,749

Liabilities
Current maturities of debentures and of loans from financial institutions	619	509	146	620
Current taxation liabilities	-	8	2	-
Current maturities of lease liabilities	-	225	65	-
Trade payables and accrued expenses	609	662	190	696
Provisions	107	102	29	105
Other payables, including derivatives	269	272	78	257

Total current liabilities	1,604	1,778	510	1,678

Long-term loans from financial institutions	334	300	86	334
Debentures	2,531	2,517	723	2,911
Long-term lease liabilities	-	528	152	-
Provisions	20	22	6	20
Other long-term liabilities	4	3	1	16
Liability for employee rights upon retirement, net	15	14	4	14
Deferred tax liabilities	106	77	22	99

Total non- current liabilities	3,010	3,461	994	3,394

Total liabilities	4,614	5,239	1,504	5,072

Equity attributable to owners of the Company
Share capital	1	1	-	1
Share premium	259	335	97	325
Receipts on account of share options	17	-	-	10
Retained earnings	1,374	1,292	371	1,339

Non-controlling interests	3	1	-	2

Total equity	1,654	1,629	468	1,677

Total liabilities and equity	6,268	6,868	1,972	6,749

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income (Unaudited)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2018	2019	2019	2018	2019	2019	2018
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Revenues	2,770	2,786	800	910	938	269	3,688
Cost of revenues	(1,985)	(2,041)	(586)	(645)	(667)	(191)	(2,661)

Gross profit	785	745	214	265	271	78	1,027

Selling and marketing expenses	(419)	(468)	(134)	(143)	(161)	(46)	(567)
General and administrative expenses	(274)	(245)	(70)	(89)	(82)	(24)	(360)
Other income (expenses), net	(5)	15	4	7	4	1	1

Operating profit	87	47	14	40	32	9	101

Financing income	17	41	12	7	13	4	19
Financing expenses	(137)	(151)	(43)	(44)	(44)	(13)	(190)
Financing expenses, net	(120)	(110)	(31)	(37)	(31)	(9)	(171)

Profit (loss) before taxes on income	(33)	(63)	(17)	3	1	-	(70)

Tax benefit (taxes on income)	4	10	2	(2)	(3)	(1)	6
Profit (loss) for the period	(29)	(53)	(15)	1	(2)	(1)	(64)
Attributable to:
Owners of the Company	(28)	(52)	(15)	2	(1)	(1)	(62)
Non-controlling interests	(1)	(1)	-	(1)	(1)	-	(2)
Profit (loss) for the period	(29)	(53)	(15)	1	(2)	(1)	(64)

Earnings (loss) per share
Basic earnings (loss) per share (in NIS)	(0.28)	(0.45)	(0.13)	0.01	(0.01)	(0.003)	(0.58)

Diluted earnings (loss) per share (in NIS)	(0.28)	(0.45)	(0.13)	0.01	(0.01)	(0.003)	(0.58)

Weighted-average number of shares used in the calculation of basic earnings (loss) per share (in shares)	105,395,757	116,196,729	116,196,729	113,165,757	116,196,729	116,196,729	107,499,543

Weighted-average number of shares used in the calculation of diluted earnings (loss) per share (in shares)	105,395,757	116,196,729	116,196,729	113,165,757	116,196,729	116,196,729	107,499,543

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

			Convenience translation into US dollar			Convenience translation into US dollar
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2018	2019	2019	2018	2019	2019	2018
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from operating activities
Profit (loss) for the period	(29)	(53)	(15)	1	(2)	(1)	(64)
Adjustments for:
Depreciation and amortization	429	665	191	151	226	65	584
Share based payments	2	5	1	-	3	1	2
Gain on sale of property, plant and equipment, intangible assets and others	-	(7)	(2)	-	(8)	(2)	-
Income tax expense (tax benefit)	(4)	(10)	(2)	2	3	1	(6)
Net change in fair value of investment property	-	4	1	-	4	1	-
Financing expenses, net	120	110	31	37	31	9	171
Other expenses	-	6	1	-	6	1	-

Changes in operating assets and liabilities:
Change in inventory	6	27	9	4	(7)	(2)	(24)
Change in trade receivables (including long-term amounts)	150	54	16	68	3	1	166
Change in other receivables (including long-term amounts)	(17)	22	6	(1)	21	6	(21)
Changes in trade payables, accrued expenses and provisions	(54)	(44)	(13)	(43)	(34)	(10)	(26)
Change in other liabilities (including long-term amounts)	20	28	7	(21)	25	7	11
Receipts from (payments for) derivative instruments, net	-	(8)	(2)	2	(1)	-	-
Income tax paid	(20)	(14)	(4)	(6)	(7)	(2)	(23)
Income tax received	-	10	3	-	10	3	-
Net cash from operating activities	603	795	228	194	273	78	770

Cash flows from investing activities
Acquisition of property, plant, and equipment	(270)	(274)	(79)	(102)	(88)	(25)	(356)
Acquisition of intangible assets and others	(167)	(172)	(49)	(58)	(61)	(18)	(237)
Acquisition of equity accounted investee	-	(15)	(4)	-	(15)	(4)	-
Acquisition of subsidiary, net of cash acquired	(2)	-	-	(2)	-	-	-
Change in current investments, net	(62)	(9)	(3)	(25)	-	-	(56)
Receipts from other derivative contracts, net	3	8	2	-	-	-	3
Proceeds from sale of property, plant and equipment, intangible assets and others	1	181	52	1	181	52	1
Grant of long-term loans to equity accounted investees	-	(139)	(40)	-	(139)	(40)	-
Interest received	9	9	3	2	2	1	14
Proceeds from sale of shares in a consolidated company, net of cash disposed	5	-	-	-	-	-	-
Net cash used in investing activities	(483)	(411)	(118)	(184)	(120)	(34)	(631)

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (Unaudited) (cont'd)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2018	2019	2019	2018	2019	2019	2018
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from financing activities
Payments for derivative contracts, net	-	(1)	-	-	(1)	-	(15)
Receipt of long-term loans from financial institutions	-	150	43	-	-	-	-
Payments for long-term loans from financial institutions	(78)	(212)	(61)	(28)	-	-	(78)
Repayment of debentures	(556)	(504)	(145)	(194)	(196)	(56)	(556)
Proceeds from issuance of debentures, net of issuance costs	618	-	-	222	-	-	997
Interest paid	(115)	(117)	(34)	(50)	(42)	(12)	(126)
Acquisition of non-controlling interests	(19)	-	-	(19)	-	-	(19)
Equity offering	275	-	-	-	-	-	275
Proceeds from exercise of share options	-	-	-	-	-	-	59
Lease payments	-	(204)	(58)	-	(71)	(21)	-

Net cash from (used in) financing activities	125	(888)	(255)	(69)	(310)	(89)	537

Changes in cash and cash equivalents	245	(504)	(145)	(59)	(157)	(45)	676

Cash and cash equivalents as at the beginning of the period	527	1,202	345	831	855	245	527

Effect of exchange rate fluctuations on cash and cash equivalents	1	-	-	1	-	-	(1)

Cash and cash equivalents as at the end of the period	773	698	200	773	698	200	1,202

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures

Adjusted EBITDA

The following is a reconciliation of net income to Adjusted EBITDA:

	Three-month period ended September 30,			Year ended December 31,
	2018	2019	Convenience translation into US dollar 2019	2018
	NIS millions		US$ millions	NIS millions
Profit (loss) for the period	1	(2)	(1)	(64)
Taxes on income (tax benefit)	2	3	1	(6)
Financing income	(7)	(13)	(4)	(19)
Financing expenses	44	44	13	190
Other income	-	10	3	-
Depreciation and amortization	151	226	65	584
Share based payments	-	3	1	2
Adjusted EBITDA	191	271	78	687

Free cash flow

The following table shows the calculation of free cash flow:

	Three-month period ended September 30,			Year ended December 31,
	2018	2019	Convenience translation into US dollar 2019	2018
	NIS millions		US$ millions	NIS millions
Cash flows from operating activities(*)	195	202	58	769
Investment in equity accounted investees	-	154	44	-
Cash flows from investing activities	(184)	(120)	(34)	(631)
Sale of short-term tradable debentures and deposits(**)	23	(2)	(1)	43
Free cash flow	34	234	67	181

(*)  Including the effects of exchange rate fluctuations in cash and cash equivalents and lease payments.
(**) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.
 (An Israeli Corporation)

Key financial and operating indicators

NIS millions unless otherwise stated	Q1-2018	Q2-2018	Q3-2018	Q4-2018	Q1-2019	Q2-2019	Q3-2019	FY-2018

Cellular service revenues	437	434	443	416	404	420	439	1,730
Fixed-line service revenues	304	300	310	301	317	312	321	1,215

Cellular equipment revenues	193	157	146	159	158	162	172	655
Fixed-line equipment revenues	39	76	52	82	92	63	47	249

Consolidation adjustments	(40)	(40)	(41)	(40)	(43)	(37)	(41)	(161)
Total revenues	933	927	910	918	928	920	938	3,688

Cellular Adjusted EBITDA	119	78	118	103	146	163	185	418
Fixed-line Adjusted EBITDA	68	62	73	66	78	70	86	269
Total Adjusted EBITDA	187	140	191	169	224	233	271	687

Operating profit (loss)	52	(5)	40	14	9	6	32	101
Financing expenses, net	40	43	37	51	27	52	31	171
Profit (loss) for the period	7	(37)	1	(35)	(16)	(35)	(2)	(64)

Free cash flow	84	56	34	7	46	55	234	181

Cellular subscribers at the end of period (in 000's)	2,822	2,809	2,825	2,851	2,853	2,745	2,767	2,851
Monthly cellular ARPU (in NIS)	51.8	51.8	52.5	49.0	47.2	51.9	53.2	51.3
Churn rate for cellular subscribers (%)	9.5%	12.6%	10.0%	11.1%	11.0%	11.3%	11.4%	43.2%

Cellcom Israel Ltd.

Disclosure for debenture holders as of September 30, 2019

Aggregation of the information regarding the debenture series issued by the Company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 30.09.2019					As of 27.11.2019		Interest Rate (fixed)	Principal Repayment Dates		Interest Repayment Dates (3)	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books (2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
F (4)(5)(6) **	20/03/12	714.802	214.441	223.261	2.447	225.708	224.798	214.441	223.672	4.60%	05.01.17	05.01.20	January-5 and July-5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
H (4)(5)(7)**	08/07/14 03/02/15* 11/02/15*	949.624	721.714	679.549	3.436	682.985	683.824	835.669	683.602	1.98%	05.07.18	05.07.24	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
I (4)(5)(7)**	08/07/14 03/02/15* 11/02/15* 28/03/16*	804.010	643.208	624.271	6.347	630.618	615.550	723.609	625.151	4.14%	05.07.18	05.07.25	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
J (4)(5)	25/09/16	103.267	103.267	104.335	0.613	104.948	93.632	103.267	104.567	2.45%	05.07.21	05.07.26	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
K (4)(5)**	25/09/16 01/07/18* 10/12/18*	710.634	710.634	705.489	6.013	711.502	643.834	710.634	705.674	3.55%	05.07.21	05.07.26	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
L(4)(5)**	24/01/18 10/12/18*	613.937	613.937	588.563	11.27	599.833	518.531	613.937	589.221	2.50%	05.01.23	05.01.28	January-5	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
Total		3,896.274	3,007.201	2,925.468	30.126	2,955.594	2,780.169	3,201.557	2,931.887

Comments:
(1) For a summary of the terms of the Company's outstanding debentures see the Company's 2018 Annual Report under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Debt Service - Public Debentures". In the reporting period, the Company fulfilled all terms of the debentures and Indentures. Debentures financial covenants - as of September 30, 2019 the net leverage *** was 2.51. In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books. (3) Semi annual payments other than regarding Series L. (4) Regarding the debentures, the Company undertook not to create any pledge on its assets, as long as debentures or loans are not fully repaid, subject to certain exclusions. (5) Regarding the debentures - the Company has the right for early redemption under certain terms. (6) Regarding debenture Series F, in June 2013, following a second decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60%, beginning July 5, 2013. (7) In February 2015, pursuant to an exchange offer of the Company's Series H and I debentures for a portion of the Company's outstanding Series D and E debentures, respectively, the Company exchanged approximately NIS 555 million principal amount of Series D debentures with approximately NIS 844 million principal amount of Series H debentures, and approximately NIS 272 million principal amount of Series E debentures with approximately NIS 335 million principal amount of Series I debentures. Series D and E debentures were fully repaid in July 2017 and in January 2017, respectively.

(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.
(**) As of September 30, 2019, debentures Series H, I, K and L are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.
(***) Net Leverage - the ratio of Net Debt to Adjusted EBITDA, excluding one-time influences. Net Debt defined as credit and loans from banks and others, debentures and interest payable, net of cash and cash equivalents and current investments in tradable securities. The definition of net leverage refers to Adjusted EBITDA for a period of 12 consecutive months. Accordingly, the net leverage ratio above includes the effects of the new standard IFRS 16 (applied by the Company as of January 1, 2019) on the Adjusted EBITDA for the first, second and third quarters of 2019. For details of the effects of IFRS 16 on the Company's results see footnote 2 on page 1 of this press release and note 3 to the Company's financial statement for the period ended on September 30, 2019, included elsewhere in this report.

Cellcom Israel Ltd.

Disclosure for debenture holders as of September 30, 2019 (cont'd)

Debentures Rating Details*

Series	Rating Company	Rating as of 30.09.2019 (1)	Rating as of 27.11.2019	Rating assigned upon issuance of the Series	Recent date of rating as of 27.11.2019	Additional ratings between original issuance and the recent date of rating as of 27.11.2019 (2)
Rating
F	S&P Maalot	A	A	AA	08/2019	05/2012, 11/2012, 06/2013, 06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019	AA,AA-,A+,A (2)
H	S&P Maalot	A	A	A+	08/2019	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019	A+,A (2)
I	S&P Maalot	A	A	A+	08/2019	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019	A+,A (2)
J	S&P Maalot	A	A	A+	08/2019	08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019	A+,A (2)
K	S&P Maalot	A	A	A+	08/2019	08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019	A+,A (2)
L	S&P Maalot	A	A	A+	08/2019	01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019	A+,A (2)

(1)  In August 2019, S&P Maalot updated the Company's rating outlook from an "ilA+/negative" to an “ilA/negative”.

(2)  In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. In June 2014, August 2014, January 2015, September 2015, March 2016, August 2016, June 2017, January 2018, June 2018, August 2018 and December 2018 S&P Maalot affirmed the Company's rating of “ilA+/stable”. In March 2019, S&P Maalot updated the Company's rating outlook from an "ilA+/stable" to an “ilA+/negative”. In August 2019, S&P Maalot updated the Company's rating outlook from an "ilA+/negative" to an “ilA/negative”. For details regarding the rating of the debentures see the S&P Maalot report dated August 5, 2019, included in the Company's current report filled in the Israeli Securities Authority website ("MAGNA") on August 5, 2019.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Aggregation of the information regarding the Company's Material Loans (1), in million NIS

Loan	Provision Date	Principal Amount as of 30.09.2019	Interest Rate (nominal)	Principal Repayment Dates (annual payments)		Interest Repayment Dates (semi-annual payments)	Linkage
				From	To
Loan from financial institution (2) (3) (4) (5) (6)	06/2016	100	4.60%	30.06.18	30.06.21	June-30 and December-31, commencing December 31, 2016 through June 30, 2021	Not linked
Loan from financial institution (2) (3) (4) (5) (6)	06/2017	150	5.10%	30.06.19	30.06.22	June-30 and December-31, commencing June 30, 2017 through June 30, 2022	Not linked
Loan from bank (2) (3) (4) (5) (6)	03/2019	150	4.00%	31.03.21	31.03.24	March-31 and September-30, commencing September 30, 2019 through March 31, 2024	Not linked
Total		400

Comments:

(1) For a summary of the terms of the Company's loan agreements see the Company's 2018 Annual Report under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Other Credit Facilities" and the reference therein to "- Debt Service - Public Debentures". (2) In the reporting period, the Company fulfilled all terms of the loan agreements. (3) Loan agreements financial covenants - as of September 30, 2019 the net leverage* was 2.51. (4) In the reporting period, no cause for early repayment occurred. (5) In the loan agreements, the Company undertook not to create any pledge on its assets, as long as the loans are not fully repaid, subject to certain exclusions. (6) According to the loan agreements the Company may prepay the loans, subject to a prepayment fee.

(*) Net Leverage - the ratio of Net Debt to Adjusted EBITDA, excluding one-time influences. Net Debt defined as credit and loans from banks and others, debentures and interest payable, net of cash and cash equivalents and current investments in tradable securities. The definition of net leverage refers to Adjusted EBITDA for a period of 12 consecutive months. Accordingly, the net leverage ratio above includes the effects of the new standard IFRS 16 (applied by the Company as of January 1, 2019) on the Adjusted EBITDA for the first, second and third quarters of 2019. For details of the effects of IFRS 16 on the Company's results see footnote 2 on page 1 of this press release and note 3 to the Company's financial statement for the period ended on September 30, 2019, included elsewhere in this report.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2019

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	338,130	80,401	-	-	-	89,168
Second year	168,806	218,830	-	-	-	78,430
Third year	168,806	218,830	-	-	-	66,582
Fourth year	168,806	310,657	-	-	-	54,734
Fifth year and on	210,186	1,135,125	-	-	-	90,174
Total	1,054,734	1,963,843	-	-	-	379,088

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	-	100,000	-	-	-	12,267
Second year	-	100,000	-	-	-	7,390
Third year	-	50,000	-	-	-	2,550
Fourth year	-	-	-	-	-	-
Fifth year and on	-	-	-	-	-	-
Total	-	250,000	-	-	-	22,207

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	-	-	-	-	-	9,008
Second year	-	37,500	-	-	-	5,248
Third year	-	37,500	-	-	-	3,748
Fourth year	-	37,500	-	-	-	2,248
Fifth year and on	-	37,500	-	-	-	750
Total	-	150,000	-	-	-	21,002

d.	Credit from banks abroad based on the Company's "Solo" financial data (in thousand NIS) - None.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2019 (cont'd)

e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	338,130	180,401	-	-	-	110,443
Second year	168,806	356,330	-	-	-	91,067
Third year	168,806	306,330	-	-	-	72,880
Fourth year	168,806	348,157	-	-	-	56,982
Fifth year and on	210,186	1,172,625	-	-	-	90,925
Total	1,054,734	2,363,843	-	-	-	422,297

f.	Out of the balance sheet Credit exposure based on the Company's "Solo" financial data - None.
g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None.

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS) - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	55	-	-	-	-	165
Second year	236	326	-	-	-	160
Third year	236	326	-	-	-	143
Fourth year	236	590	-	-	-	125
Fifth year and on	867	2,693	-	-	-	252
Total	1,630	3,935	-	-	-	845

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None.

Cellcom Israel Ltd. and Subsidiaries Condensed Consolidated Interim Financial Statements As at September 30, 2019 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at September 30, 2019

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

			Convenience
			translation
			into US dollar
			(Note 2D)
	September 30,	September 30,	September 30,	December 31,
	2018	2019*	2019*	2018
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Assets
Cash and cash equivalents	773	698	200	1,202
Current investments, including derivatives	421	430	124	404
Trade receivables	1,172	1,153	331	1,152
Current tax assets	14	3	1	11
Other receivables	81	66	19	84
Inventory	64	67	19	94

Total current assets	2,525	2,417	694	2,947

Trade and other receivables	852	809	232	852
Property, plant and equipment, net	1,604	1,456	418	1,652
Intangible assets and others, net	1,287	1,301	374	1,298
Investments in equity accounted investees	-	150	43	-
Right-of-use assets, net and Investment property	-	735	211	-

Total non- current assets	3,743	4,451	1,278	3,802

Total assets	6,268	6,868	1,972	6,749

Liabilities
Current maturities of debentures and of loans from financial institutions	619	509	146	620
Current taxation liabilities	-	8	2	-
Current maturities of lease liabilities	-	225	65	-
Trade payables and accrued expenses	609	662	190	696
Provisions	107	102	29	105
Other payables, including derivatives	269	272	78	257

Total current liabilities	1,604	1,778	510	1,678

Long-term loans from financial institutions	334	300	86	334
Debentures	2,531	2,517	723	2,911
Long-term lease liabilities	-	528	152	-
Provisions	20	22	6	20
Other long-term liabilities	4	3	1	16
Liability for employee rights upon retirement, net	15	14	4	14
Deferred tax liabilities	106	77	22	99

Total non- current liabilities	3,010	3,461	994	3,394

Total liabilities	4,614	5,239	1,504	5,072

Equity attributable to owners of the Company
Share capital	1	1	-	1
Share premium	259	335	97	325
Receipts on account of share options	17	-	-	10
Retained earnings	1,374	1,292	371	1,339

Non-controlling interests	3	1	-	2

Total equity	1,654	1,629	468	1,677

Total liabilities and equity	6,268	6,868	1,972	6,749

Date of approval of the condensed consolidated financial statements: November 26, 2019.

* See Note 3(A) regarding initial application of IFRS 16, Leases.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

			Convenience translation into US dollar (Note 2D) For the nine months ended September 30,			Convenience translation into US dollar (Note 2D) For the three months ended September 30,

	For the nine months ended September 30,			For the three months ended September 30,			For the year ended December 31,
	2018	2019*	2019*	2018	2019*	2019*	2018
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Revenues	2,770	2,786	800	910	938	269	3,688
Cost of revenues	(1,985)	(2,041)	(586)	(645)	(667)	(191)	(2,661)

Gross profit	785	745	214	265	271	78	1,027

Selling and marketing expenses	(419)	(468)	(134)	(143)	(161)	(46)	(567)
General and administrative expenses	(274)	(245)	(70)	(89)	(82)	(24)	(360)
Other income (expenses), net	(5)**	15	4	7 **	4	1	1 **

Operating profit	87	47	14	40	32	9	101

Financing income	17 **	41	12	7 **	13	4	19 **
Financing expenses	(137)	(151)	(43)	(44)	(44)	(13)	(190)
Financing expenses, net	(120)	(110)	(31)	(37)	(31)	(9)	(171)

Profit (loss) before taxes on income	(33)	(63)	(17)	3	1	-	(70)

Tax benefit (taxes on income)	4	10	2	(2)	(3)	(1)	6
Profit (loss) for the period	(29)	(53)	(15)	1	(2)	(1)	(64)
Attributable to:
Owners of the Company	(28)	(52)	(15)	2	(1)	(1)	(62)
Non-controlling interests	(1)	(1)	-	(1)	(1)	-	(2)
Profit (loss) for the period	(29)	(53)	(15)	1	(2)	(1)	(64)

Earnings (loss) per share
Basic earnings (loss) per share (in NIS)	(0.28)	(0.45)	(0.13)	0.01	(0.01)	(0.003)	(0.58)

Diluted earnings (loss) per share (in NIS)	(0.28)	(0.45)	(0.13)	0.01	(0.01)	(0.003)	(0.58)

Weighted-average number of shares used in the calculation of basic earnings (loss) per share (in shares)	105,395,757	116,196,729	116,196,729	113,165,757	116,196,729	116,196,729	107,499,543

Weighted-average number of shares used in the calculation of diluted earnings (loss) per share (in shares)	105,395,757	116,196,729	116,196,729	113,165,757	116,196,729	116,196,729	107,499,543

* See Note 3 (A) regarding initial application of IFRS 16, Leases.
** Reclassified – see Note 3 (B) regarding significant accounting policies.
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2018	2019*	2019*	2018	2019*	2019*	2018
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Profit (loss) for the period	(29)	(53)	(15)	1	(2)	(1)	(64)
Other comprehensive income items that will not be transferred to profit or loss
Re-measurement of defined benefit plan, net of tax	-	-	-	-	-	-	(1)
Total other comprehensive loss for the period that will not be transferred to profit or loss, net of tax	-	-	-	-	-	-	(1)
Total other comprehensive loss for the period, net of tax	-	-	-	-	-	-	(1)
Total comprehensive income (loss) for the period	(29)	(53)	(15)	1	(2)	(1)	(65)
Total comprehensive income (loss) attributable to:
Owners of the Company	(28)	(52)	(15)	2	(1)	(1)	(63)
Non-controlling interests	(1)	(1)	-	(1)	(1)	-	(2)
Total comprehensive income (loss) for the period	(29)	(53)	(15)	1	(2)	(1)	(65)

* See Note 3 (A) regarding initial application of IFRS 16, Leases.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company
	Share capital	Share premuim	Receipts on account of share options	Retained earnings*	Total	Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	NIS millions							US$ millions
For the nine months ended September 30, 2019 (Unaudited)
Balance as of January 1, 2019 (Audited)	1	325	10	1,339	1,675	2	1,677	482
Comprehensive loss for the period, net of tax
Loss for the period	-	-	-	(52)	(52)	(1)	(53)	(15)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	5	5	-	5	1
Expiration of share options	-	10	(10)	-	-	-	-	-
Balance as of September 30, 2019 (Unaudited)	1	335	-	1,292	1,628	1	1,629	468

	Attributable to owners of the Company
	Share capital	Share premuim	Receipts on account of share options	Retained earnings	Total	Non-controlling interests	Total equity
	NIS millions
For the nine months ended September 30, 2018 (Unaudited)
Balance as of January 1, 2018 (Audited)	1	-	-	1,436	1,437	4	1,441
Effect of initial application of IFRS 9	-	-	-	(36)	(36)	-	(36)
Balance as of January 1, 2018 after initial application	1	-	-	1,400	1,401	4	1,405
Comprehensive loss for the period, net of tax	-	-	-	(28)	(28)	(1)	(29)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	2	2	-	2
Equity offering	-	259	17	-	276	-	276
Balance as of September 30, 2018 (Unaudited)	1	259	17	1,374	1,651	3	1,654

* See Note 3 (A) regarding initial application of IFRS 16, Leases.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company
	Share capital	Share premuim	Retained earnings*	Total	Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	NIS millions						US$ millions
For the three months ended September 30, 2019 (Unaudited)
Balance as of July 1, 2019 (Unaudited)	1	335	1,290	1,626	2	1,628	468
Comprehensive loss for the period, net of tax
Loss for the period	-	-	(1)	(1)	(1)	(2)	(1)
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3	1
Balance as of September 30, 2019 (Unaudited)	1	335	1,292	1,628	1	1,629	468

	Attributable to owners of the Company
	Share capital	Share premuim	Receipts on account of share options	Retained earnings	Total	Non-controlling interests	Total equity
	NIS millions
For the three months ended September 30, 2018 (Unaudited)
Balance as of July 1, 2018 (Unaudited)	1	259	17	1,372	1,649	4	1,653
Comprehensive income (loss) for the period, net of tax	-	-	-	2	2	(1)	1
Balance as of September 30, 2018 (Unaudited)	1	259	17	1,374	1,651	3	1,654

* See Note 3 (A) regarding initial application of IFRS 16, Leases.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company					Non-controlling interests	Total equity
	Share capital	Share premium	Receipts on account of share options	Retained earnings	Total
	NIS millions
For the year ended December 31, 2018 (Audited)
Balance as of January 1, 2018	1	-	-	1,436	1,437	4	1,441
Effect of initial application of IFRS 9	-	-	-	(36)	(36)	-	(36)
Balance as of January 1, 2018 after initial application	1	-	-	1,400	1,401	4	1,405
Comprehensive loss for the year
Loss for the year	-	-	-	(62)	(62)	(2)	(64)
Other comprehensive loss for the year, net of tax	-	-	-	(1)	(1)	-	(1)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	2	2	-	2
Equity offering	-	259	17	-	276	-	276
Exercise of share options	-	66	(7)	-	59	-	59
Balance as of December 31, 2018	1	325	10	1,339	1,675	2	1,677

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2018	2019*	2019*	2018	2019*	2019*	2018
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Profit (loss) for the period	(29)	(53)	(15)	1	(2)	(1)	(64)
Adjustments for:
Depreciation and amortization	429	665	191	151	226	65	584
Share based payments	2	5	1	-	3	1	2
Gain on sale of property, plant and equipment, intangible assets and others	-	(7)	(2)	-	(8)	(2)	-
Income tax expense (tax benefit)	(4)	(10)	(2)	2	3	1	(6)
Net change in fair value of investment property	-	4	1	-	4	1	-
Financing expenses, net	120 **	110	31	37 **	31	9	171 **
Other expenses	-	6	1	-	6	1	-

Changes in operating assets and liabilities:
Change in inventory	6	27	9	4	(7)	(2)	(24)
Change in trade receivables (including long-term amounts)	150 **	54	16	68 **	3	1	166 **
Change in other receivables (including long-term amounts)	(17)	22	6	(1)	21	6	(21)
Changes in trade payables, accrued expenses and provisions	(54)	(44)	(13)	(43)	(34)	(10)	(26)
Change in other liabilities (including long-term amounts)	20	28	7	(21)	25	7	11
Receipts from (payments for) derivative instruments, net	-	(8)	(2)	2	(1)	-	-
Income tax paid	(20)	(14)	(4)	(6)	(7)	(2)	(23)
Income tax received	-	10	3	-	10	3	-
Net cash from operating activities	603	795	228	194	273	78	770

Cash flows from investing activities
Acquisition of property, plant, and equipment	(270)	(274)	(79)	(102)	(88)	(25)	(356)
Acquisition of intangible assets and others	(167)	(172)	(49)	(58)	(61)	(18)	(237)
Acquisition of equity accounted investee	-	(15)	(4)	-	(15)	(4)	-
Acquisition of subsidiary, net of cash acquired	(2)	-	-	(2)	-	-	-
Change in current investments, net	(62)	(9)	(3)	(25)	-	-	(56)
Receipts from other derivative contracts, net	3	8	2	-	-	-	3
Proceeds from sale of property, plant and equipment, intangible assets and others	1	181	52	1	181	52	1
Grant of long-term loans to equity accounted investees	-	(139)	(40)	-	(139)	(40)	-
Interest received	9	9	3	2	2	1	14
Proceeds from sale of shares in a consolidated company, net of cash disposed	5	-	-	-	-	-	-
Net cash used in investing activities	(483)	(411)	(118)	(184)	(120)	(34)	(631)

* See Note 3 (A) regarding initial application of IFRS 16, Leases.
** Reclassified – see Note 3 (B) regarding significant accounting policies.
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2018	2019*	2019*	2018	2019*	2019*	2018
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities
Payments for derivative contracts, net	-	(1)	-	-	(1)	-	(15)
Receipt of long-term loans from financial institutions	-	150	43	-	-	-	-
Payments for long-term loans from financial institutions	(78)	(212)	(61)	(28)	-	-	(78)
Repayment of debentures	(556)	(504)	(145)	(194)	(196)	(56)	(556)
Proceeds from issuance of debentures, net of issuance costs	618	-	-	222	-	-	997
Interest paid	(115)	(117)	(34)	(50)	(42)	(12)	(126)
Acquisition of non-controlling interests	(19)	-	-	(19)	-	-	(19)
Equity offering	275	-	-	-	-	-	275
Proceeds from exercise of share options	-	-	-	-	-	-	59
Lease payments	-	(204)	(58)	-	(71)	(21)	-

Net cash from (used in) financing activities	125	(888)	(255)	(69)	(310)	(89)	537

Changes in cash and cash equivalents	245	(504)	(145)	(59)	(157)	(45)	676

Cash and cash equivalents as at the beginning of the period	527	1,202	345	831	855	245	527

Effect of exchange rate fluctuations on cash and cash equivalents	1	-	-	1	-	-	(1)

Cash and cash equivalents as at the end of the period	773	698	200	773	698	200	1,202

* See Note 3 (A) regarding initial application of IFRS 16, Leases.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim statements of the Group as at September 30, 2019 comprise the Company and its subsidiaries (together referred to as "the Group") and the Group’s holdings in included entities. The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular telecommunications services, landline telephony services, internet services, international calls services, television over the internet services and transmission services. The Company is controlled by Koor Industries Ltd. (directly and through agreements with other shareholders of the Company), a wholly owned subsidiary of Discount Investment Corporation Ltd. ("DIC"), which is controlled by companies controlled by Mr. Eduardo Elsztain. The Company's shares are traded on the Tel Aviv Stock Exchange (TASE) and on the New York Stock Exchange (NYSE).

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2018 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on November 26, 2019.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for the following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, Investment property is measured at fair value,  deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the nine and three month period ended September 30, 2019, have been presented in dollars, translated at the representative rate of exchange as of September 30, 2019 (NIS 3.482 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E.	Use of estimates and judgments

The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*
As of September 30, 2019	3.482	225.12
As of September 30, 2018	3.627	223.77
As of December 31, 2018	3.748	224.00

Increase (decrease) during the period:

Nine months ended September 30, 2019	(7.10)%	0.50%
Nine months ended September 30, 2018	4.61%	1.10%
Three months ended September 30, 2019	(2.36)%	(0.69)%
Three months ended September 30, 2018	(0.63)%	0.20%
Year ended December 31, 2018	8.10%	1.20%

*According to 1993 base index.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

Below is a description of the essence of the change made in the accounting policies used in the condensed consolidated interim financial statement and its effect:

A.	Application of a new standard effective January 1, 2019

IFRS 16, Leases

As from January 1, 2019 (hereinafter: “the date of initial application”) the Group applies International Financial Reporting Standard 16, Leases (hereinafter: “IFRS 16” or “the standard”), which replaced International Accounting Standard 17, Leases (hereinafter: "IAS 17" or "the previous standard").

The main effect of the standard’s application is reflected in annulment of the existing requirement from lessees to classify leases as operating (off-balance sheet) or finance leases and the presentation of a unified model for lessees to account for all leases similarly to the accounting treatment of finance leases in the previous standard. Until the date of application, the Group classified most of the leases in which it is the lessee as operating leases, since it did not substantially bear all the risks and rewards from the assets.

In accordance with IFRS 16, for agreements in which the Group is the lessee, the Group recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which the Group has a right to control identified assets for a specified period of time, other than exceptions specified in the standard. Accordingly, the Group recognizes depreciation and amortization expenses in respect of a right-of-use asset, tests a right-of-use asset for impairment in accordance with IAS 36 and recognizes financing expenses on a lease liability. Therefore, as from the date of initial application, lease payments relating to assets leased under an operating lease, which were presented as part of expenses in the statement of income, are capitalized to assets and written down as depreciation and amortization expenses.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A.	Application of a new standard effective January 1, 2019 (cont'd)

IFRS 16, Leases (cont'd)

The Group elected to apply the standard using the cumulative effect approach, in which the Group recognized a lease liability at the initial implementation date according to the present value of the remaining future lease payments capitalized at the incremental borrowing rate of the lessee at that date, and concurrently recognized a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that recognized as an asset or liability before the date of initial implementation. Therefore, application of the standard did not have an effect on the balance of retained earnings at the date of initial application.

Furthermore, as part of the initial application of the standard, the Group has chosen to apply the following expedients:

(1)	retain the definition and/or assessment of whether an arrangement is a lease in accordance with current guidance with respect to agreements that exist at the date of initial implementation;
(2)	apply a single discount rate to a portfolio of leases with reasonably similar characteristics;
(3)	exclude initial direct costs from measurement of the right-of-use asset at the date of initial application;
(4)	use hindsight when determining the lease term if the contract includes an extension or termination option;
(5)	assess whether a contract is onerous in accordance with IAS 37 immediately before the date of initial implementation instead of assessing impairment of right-of-use assets.

In measurement of the lease liabilities, the Group discounted lease payments using the nominal incremental borrowing rate at January 1, 2019. The weighted average discount rate used to measure the lease liability was 3.0%.

The difference between the Group's contractual commitments in respect of the minimum contractual lease fees in the amount of NIS 741 million as reported in Note 29 "Operating Leases" in the annual financial statements to the lease liabilities recognized as of the initial implementation date of the Standard in the amount of NIS 830 million is mainly due to extension options of the lease period which are not included in the report in Note 29 to the annual financial statements.

Impact of the application of IFRS 16 in the reporting period

As a result of applying IFRS 16, in relation to the leases that were classified as operating leases according to IAS 17, the Group recognized right-of-use assets, net and Investment property as at September 30, 2019 in the amount of NIS 735 million and lease liabilities as at September 30, 2019 in the amount of NIS 753 million.

Furthermore, instead of recognizing lease expenses in the amount of NIS 203 million (NIS 72 million during the three month period ended September 30, 2019) in relation to those leases, during the nine month an period ended September 30, 2019 the Group recognized additional depreciation expenses and change in fair value of investment property in the amount of NIS 194 million (NIS 67 million during the three month period ended September 30, 2019), and additional financing expenses in the amount of NIS 17 million (NIS 6 million during the three month period ended September 30, 2019). For the impact of applying IFRS 16 on the Adjusted EBITDA, see note 4, regarding Operating Segments.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A.	Application of a new standard effective January 1, 2019 (cont'd)

IFRS 16, Leases (cont'd)

Presented hereunder are the main changes in accounting policies following the application of IFRS 16 as from January 1, 2019:

(1)          Determining whether an arrangement contains a lease
On the inception date of the lease, the Group determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, the Group assesses whether it has the following two rights throughout the lease term:

(a)          The right to obtain substantially all the economic benefits from use of the identified asset; and

(b)          The right to direct the identified asset’s use.

For cell and switches sites lease contracts that contain non-lease components, such as services or maintenance, that are related to a lease component, the Group elected to account for the contract as a single lease component without separating the components.

For office buildings, warehouses, service centers, retail stores and motor vehicles lease contracts that contain non-lease components, such as services or maintenance, that are related to a lease component, the Group elected to separate the components and account the lease component separately.

(2)          Leased assets and lease liabilities
Contracts that award the Group control over the use of a leased asset for a period of time in exchange for consideration, are accounted for as leases. Upon initial recognition, the Group recognizes a liability at the present value of the balance of future lease payments, and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments.

Since the interest rate implicit in the Group's leases is not readily determinable, the incremental borrowing rate of the lessee is used.

Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model, and depreciated over the shorter of the lease term or useful life of the asset.

(3)          The lease term
The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will or will not exercise the option, respectively.

(4)          Depreciation of right-of-use asset
After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

●	Cell and switches sites	4 years
●	Office buildings, warehouses, service centers and retail stores	3 years
●	Motor vehicles	2 years

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A.	Application of a new standard effective January 1, 2019 (cont'd)

IFRS 16, Leases (cont'd)

(5)          Subleases
In leases in which the Group subleases the underlying asset, the Group examines whether the sublease is a finance lease or operating lease with respect to the right-of-use received from the head lease. The Group examined the subleases existing on the date of initial application based on the remaining contractual terms at that date.

(6)          Investment property
The Group presents investment property at the fair value model.

Investment property is property (land or building – or part of a building – or both) held (by the owner or by the lessee under a finance lease) either to earn rental income or for capital appreciation or for both, but not for:

1.	Use in the production or supply of goods or services or for administrative purposes; or
2.	Sale in the ordinary course of business.

Some of the rental properties that are leased by the Group under an operating lease are classified and treated as investment property.

Investment property is initially measured at cost including capitalized borrowing costs. Cost includes expenditure that is directly attributable to the acquisition of the investment property.

In subsequent periods the investment property is measured at fair value with any changes therein recognized in profit or loss.

Any gain or loss on disposal of an investment property (calculated as the difference between the net proceeds from disposal and the carrying amount of the item at the last financial reporting date) is recognized in profit or loss under other income or other expenses, as relevant.

The table below presents the effects of the items affected by the initial application on the statement of financial position as at January 1, 2019:

	According to IAS 17	The change	According to IAS 16
	(Audited)	(Unaudited)	(Unaudited)
	NIS millions

Trade and other receivables (including long-term amounts)	2,088	2	2,090
Right-of-use assets and Investment property	-	826	826
Lease liabilities	-	830	830
Trade payables and accrued expenses	696	(2)	694

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

B.	Voluntary change in accounting policy

During the period, management has updated the accounting policy about the effect of long-term credit arrangements, on the financial performance of the Group as follows:

New accounting policy
Revenues from long-term credit arrangements (more than 12 monthly payments) are recognized on the basis of the present value of future cash flows, discounted according to market interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as other income over the credit period.

Previous accounting policy
Revenues from long-term credit arrangements (more than 12 monthly payments) are recognized on the basis of the present value of future cash flows, discounted according to market interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as interest income over the credit period.

The voluntary change in accounting policy is intended to provide shareholders with a better expression of its business activities, to enhance the comparability of its financial statements to its peers and to prepare the consolidated financial statements in a more reliable and more relevant way.

The application of the change in the accounting policy was apply retrospectively. Retrospective application is applied a new accounting policy to transactions as if that policy had always been applied.

The effect of this change on the condensed consolidated interim financial statements in previous periods is as follows:

	Nine-month period ended September 30, 2018	Three-month period ended September 30, 2018	Year ended December 31, 2018
	NIS millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Audited)

Increase in other income	21	7	27
Decrease in financing income	(21)	(7)	(27)

Note 4 - Operating Segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

●	Cellular segment - the segment includes the cellular communications services, cellular equipment and supplemental services.

●	Fixed-line segment - the segment includes landline telephony services, internet services, television services, transmission services, landline equipment and supplemental services.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding Significant Accounting Policies.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Nine-month period ended September 30, 2019*
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the period

External revenues	1,745	1,041	-	2,786
Inter-segment revenues	10	111	(121)	-
Adjusted segment EBITDA According to IAS 17***	312	213			525
Impact of IFRS 16	182	21			203
Adjusted segment EBITDA According to IFRS 16***	494	234			728
Depreciation and amortization					(665)
Tax benefit					10
Financing income					41
Financing expenses					(151)
Other expenses					(11)
Share based payments					(5)
Loss for the period					(53)

	Nine-month period ended September 30, 2018
	NIS millions
	(Unaudited)
	Cellular		Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the period

External revenues	1,799		971	-	2,770
Inter-segment revenues	11		110	(121)	-
Adjusted segment EBITDA***	315	**	203			518

Depreciation and amortization						(429)
Tax benefit						4
Financing income						17 **
Financing expenses						(137)
Share based payments						(2)
Loss for the period						(29)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Three-month period ended September 30, 2019*
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the period

External revenues	607	331	-	938
Inter-segment revenues	4	37	(41)	-
Adjusted segment EBITDA According to IAS 17***	120	79			199
Impact of IFRS 16	65	7			72
Adjusted segment EBITDA According to IFRS 16***	185	86			271
Depreciation and amortization					(226)
Taxes on income					(3)
Financing income					13
Financing expenses					(44)
Other expenses					(10)
Share based payments					(3)
Loss for the period					(2)

	Three-month period ended September 30, 2018
	NIS millions
	(Unaudited)
	Cellular		Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to profit for the period

External revenues	585		325	-	910
Inter-segment revenues	4		37	(41)	-

Adjusted segment EBITDA***	118	**	73			191

Depreciation and amortization						(151)
Taxes on income						(2)
Financing income						7 **
Financing expenses						(44)
Profit for the period						1

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Year ended December 31, 2018
	NIS millions
	(Audited)
	Cellular		Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the year

External revenues	2,371		1,317	-	3,688
Inter-segment revenues	14		147	(161)	-

Adjusted segment EBITDA***	418	**	269			687

Depreciation and amortization						(584)
Tax benefit						6
Financing income						19 **
Financing expenses						(190)
Share based payments						(2)
Loss for the year						(64)

* See Note 3 (A) regarding initial application of IFRS 16, Leases.

** Reclassified – see Note 3 (B) regarding significant accounting policies.

*** Adjusted segment EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for expenses in respect of voluntary retirement plans for employees, and gain (loss) due to sale of subsidiaries), depreciation and amortization, profits (losses) of equity account investees and share based payments, as a measure of operating profit. Adjusted Segment EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Note 5 - Debentures and Long-term Loans from Financial Institutions

According to a deferred loan agreement entered by the Company with an Israeli bank in June 2017 (for additional details, see Note 17 to the annual financial statements, regarding long-term loans from financial institutions), in March 2019, the loan in a principal amount of NIS 150 million was provided to the Company. The loan is with no linkage and bears an annual fixed interest of 4%. The loan's principal amount will be payable in four equal annual payments on March 31 of each of the years 2021 through and including 2024 and the interest will be payable in ten semi-annual installments on March 31 and September 30 of each calendar year commencing September 30, 2019 through and including March 31, 2024.

In April 2019, the Company made an early repayment of a loan under the Company's August 2015 loan agreement with the said Israeli bank stated above, provided to the Company in December 2016, in an amount of NIS 112 million (in addition to outstanding accumulated interest until date of repayment).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments

Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, trade and other payables, including derivatives and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	September 30,						December 31,
	2018			2019			2018
	Book value	Fair value		Book value	Fair value		Book value	Fair value
	NIS millions			NIS millions			NIS millions
Debentures including current maturities and accrued interest	(3,051)	(3,240	)*	(2,956)	(2,780	)*	(3,466)	(3,585	)*

Long-term loans from financial institutions including current maturities and accrued interest	(468)	(493)		(406)	(393)		(462)	(479)

* The fair value of marketable debentures is determined by reference to the market price at the reporting date (level 1), with the addition of principal and interest amounts, which were paid during the following month.

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.

Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3: inputs that are not based on observable market data (unobservable inputs).

	September 30, 2019
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities and shares	429	-	-	429
Derivatives	-	1	-	1
Total assets	429	1	-	430
Financial liabilities at fair value through profit or loss
Derivatives	-	(5)	-	(5)
Total liabilities	-	(5)	-	(5)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value (cont'd)

	September 30, 2018
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities and shares	417	-	-	417
Derivatives	-	4	-	4
Total assets	417	4	-	421
Financial liabilities at fair value through profit or loss
Derivatives	-	(16)	-	(16)
Total liabilities	-	(16)	-	(16)

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities and shares	398	-	-	398
Derivatives	-	6	-	6
Total assets	398	6	-	404
Financial liabilities at fair value through profit or loss
Derivatives	-	(1)	-	(1)
Total liabilities	-	(1)	-	(1)

During the reporting period, there have been no transfers between Levels 1 and 2.

(3)	Valuation methods to determine fair value

Foreign currency options - fair value is measured based on the Black-Scholes formula.

Forward contracts - fair value is measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustments required for the parties’ credit risks.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 - Revenues

Composition

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2018	2019	2018	2019	2018
	(Unaudited)		(Unaudited)		(Audited)
	NIS millions

Revenues from equipment	663	694	198	219	904

Revenues from services:
Cellular services	1,199	1,165	405	406	1,581
Land-line communications services	804	829	273	274	1,068
Other services	104	98	34	39	135
Total revenues from services	2,107	2,092	712	719	2,784
Total revenues	2,770	2,786	910	938	3,688

Note 8 - Share-Based Payments

In May and June 2019, the Company's Board of Directors resolved to grant employees of the Company (who are not office holders or directors) and a non-profit organization for the employees' walfare a total amount of 2,944,197 options at an exercise price of NIS 15.66 and 1,019,400 RSUs.

The options and RSUs granted to the employees will be vested in four equal installments on each of the first, second, third and fourth anniversary of the date of grant and the RSUs granted to the non-profit organization will be vested in two equal installments on each of the first and second anniversary of the date of grant. The options of the first installment may be exercised within 18 months from their vesting, and the options of the second, third and fourth installments may be exercised with 12 month from their vesting.

The fair value of share options granted was calculated at an estimated average of NIS 3.264 per option. The assumptions upon which the fair value has been calculated: risk free interest rate - 0.7%, expected weighted average life - 2.75 years and expected volatility - 34.7%.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 9 - Impairment testing for cash-generating units containing goodwill

As of June 30, 2019, the Company determined that certain indicators of potential impairment that required an interim goodwill impairment test for its cash generating units existed. These indicators included a continuous decrease in the Company’s share price and as a result as of June 30 the carrying amount of the net assets of the entity was more than its market capitalization, alongside with the continuance of the intense competition in the communications market. Accordingly, the Company performed a quantitative assessment for goodwill impairment for each of its cash generating units.

The recoverable amount of each of the Company's cash-generating units was evaluated by the company with the assistance of an external appraiser using the Value In Use model which was calculated using discounted cash flows method based on a projected five-year cash flows. The five-year projected cash flows were estimated in light of the long-term growth rate. The Company used a relevant discount rate, which reflected the specific risks associated with the future cash flows of its cash-generating units.

Actual results may differ from those assumed in the Company's valuation method. It is reasonably possible that the Company's assumptions described above could change in future periods. If any of these were to vary materially from the Company's plans, it may record impairment of goodwill in the future.

These assumptions are as follows:

	Cash generating unit	Cash generating unit
	Cellular segment	Fixed-line segment
Pre-tax discount rate	10.4%	10.2%
Terminal value growth rate	1.5%	1.5%
Market share	25.0%	N/R
ARPU	NIS 55.5	N/R

•	The discount rate and the terminal value growth rate are denominated in real terms.
•	The cash generating units have cash flows for 5 years, as included in their discounted cash flow model.
•	The long-term growth rate has been determined as 1.5% which represents, among others, the natural population growth rate.
•
The pre-tax discount rate is estimated and calculated using several assumptions, among others, cash generating units's Cost of Equity, risk premium for normative debt leveraging of the Group and estimates of the normative leverage ratio for the industry.

Sensitivity to changes in assumptions

The estimated recoverable amount of the cash generating units exceeds their carrying amount by approximately NIS 597 million and NIS 196 million in Cellular segment and Fixed-line segment respectively. Management has identified key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount:

	Cash generating unit	Cash generating unit
	Cellular segment	Fixed-line segment
Pre-tax discount rate	12.0%	11.0%
Terminal value growth rate	N/R	0.7%
Market share	23.6%	N/R
ARPU	NIS 53.2	N/R

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 9 - Impairment testing for cash-generating units containing goodwill (cont'd)

Based on the above valuation performed, the Company concluded that the recoverable amount of its cash generating units as of June 30, 2019, was determined to be higher than their carrying amount and thus, no impairment was recognized.

As of June 30, 2019, the recoverable amount of the Cellular segment and Fixed-line segment exceeded their carrying amount by approximately NIS 597 million and NIS 196 million, and therefore, no goodwill was determined to be impaired.

During the third quarter of 2019, the Company reaffirmed that no significant events or circumstances occurred that contradict the assumptions and data used in the quarterly impairment test performed in the second quarter of 2019.

Determining the fair value of cash generating units requires significant judgment, including judgments about the appropriate discount rates, terminal growth rates, weighted average costs of capital and the amount and timing of projected future cash flows. The Company will continue to monitor the fair value of its cash generating units to determine whether events and changes in circumstances such as deterioration in the business climate or operating results, continuous decline in the share price, changes in management’s business strategy or downward adjustments to the Company’ cash flows projections, warrant further impairment testing in future periods.

Note 10 – Commitments

In May 2019, the Company, the employees' representatives and the Histadrut, the union representing the Company's employees, entered a collective employment agreement ("New Agreement"), amending its collective employment agreement (for the years 2018-2020) entered in 2018 (the: "2018 Agreement"), under which: salary increase for 2019 will be annulled; the salary increase for 2020 will be postponed for at least 15 months and until a certain condition is met; the employees' welfare budget will be reduced; and the Company will grant entitled employees options and RSUs and RSUs to a non-profit organization for the employees, subject to all approvals and procedures required law. The New Agreement further includes certain arrangements relating to the Company and employees' representatives relations and also includes the termination of the previously announced labor dispute. The New Agreement is expected to decrease the Company's costs related to the New Agreement, in comparison with the Company's costs related to the 2018 Agreement and is expected to have an accumulated positive effect (which effect does not take into account the non-cash expense the Company will incur for the equity grants) of approximately NIS 54 million on the Company's income before tax for the duration of the Agreement (2019–2020).

In September 2019, the Histadrut, announced a labor dispute following the Company's announcement of a comprehensive restructuring plan that the company decided to execute.

Note 11 – Capital

In June 2019, 3,030,300 series 2 options of the Company which were issued on June 2018, expired. For additional details, see Note 19 to the annual financial statements, regarding share capital.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 12 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk and, consequently, a revision of the amount of the provision. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements as of September 30, 2019 in respect of all lawsuits against the Group amounts to approximately NIS 61 million. There can be no guarantee that the actual costs of the lawsuits will not be more than the provision.

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, five purported class actions were filed against the Group: two purported class actions against the Group in a total amount estimated by the plaintiffs to be approximately NIS 16 million, a purported class action against the Group in which the amount claimed has not been quantified, a purported class action against the Group and other defendants together in which the amount claimed has not been quantified and a purported class action against the Group and other defendants together in which the amount claimed estimated at least tens of millions against all defendants.

During the reporting period, eight purported class actions (three of which were reported as dismissed in Note 31(A) to the annual financial statements), were concluded: four purported class actions against the Group for a total sum of approximately NIS 230 million, a purported class action against the Group and other defendants for a total of approximately NIS 53 million, two purported class actions against the Group, in which the amount claimed has not been quantified and a purported class action against the Group and other defendants, in which the amount claimed has not been quantified.

After the end of the reporting period, three purported class actions were filed: a purported class action has been filed against the Group and other defendants together, in which the amount claimed has not been quantified, a purported class action against the Group and other defendants for a total amount of approximately NIS 400 million plus NIS 500 for alleged non-monetary damages for each customer, and a purported class action has been filed against the Group in which the amount claimed has not been quantified. At this early stage, it is not possible to assess their chances of success.

After the end of the reporting period, a purported class action against the Group and other defendants in a total amount estimated by the plaintiffs to be approximately NIS 15 million, and a purported class action against the Group, in which the amount claimed has not been quantified, were concluded.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 13 – Investments in equity accounted investees

In August 2019, the Company and the Israel Infrastructure Fund, or IIF, completed the co-investment in Israel Broadband Company (2013) Ltd., or IBC. After completion of the transaction, the Company and IIF hold by jointly and equally owned limited partnership 70% of IBC's share capital. Therefore, the Company indirectly holds 35% of the voting rights of IBC and accounted the investment through the equity method.

The Company paid the sum of appx. NIS 56 million for its indirect stake in IBC, the majority of which was indirectly provided as shareholder loan to IBC.

In addition, the Company sold its independent fiber-optic infrastructure in residential areas to IBC in an amount of appx. NIS 181 million (the capital gain recorded in other income was NIS 8 million). The amount was financed entirely through shareholder loans indirectly provided to IBC by the Company and IIF, each in the amount of appx. NIS 90 million.

At the acquisition, the Company did a purchase price allocation work and recorded a goodwill of approx. NIS 3 million.

For additional details, see Note 30(H) to the annual financial statements, regarding communications.

Note 14 - Material events in the reporting period

In September 2019, the Company's board of directors approved a comprehensive restructuring plan for the Company ("the "Plan"), in order to strengthen the Company in facing the continued intense competition and low prices in the Israeli telecommunications market, should they remain in their current level. The board instructed the Company to take immediate action to execute the Plan.

The Plan includes the following major components to be executed by the end of 2020:

•
Cutting expenses - from current OPEX level including through broad reduction of expenses and payments to suppliers, substantial reduction in manpower (which at this point will not include sale and service customer facing personnel) and reduction of landline wholesale access fees. The Company is in negotiations with the employees' representatives in order to change the current collective employment agreement and reach new agreements.

•	Cutting investments – reduction of the company CAPEX level.
•	Capital raising – to be executed prior to 2019 year-end as part of the Plan. Specific timing and structure to be determined in accordance with the evolvement of the Plan.
•	Debt factoring of customers' end-user equipment. Subject to reaching agreements and entering a definitive agreement.
•	Debt reduction – Open market repurchases of the Company's debentures. To be carried out by management, at its discretion, at such timing, amounts and structure, according to market conditions.

The execution, timing, terms and amount of any such contemplated offering have not yet been determined and are subject to further approval of the Company's Board of Directors, publication of a supplemental offering report and the prior approval of the Tel Aviv Stock Exchange of the supplemental offering report. There is no assurance that such offering will be executed, nor as to its timing, terms or amount.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: November 27, 2019	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary